[redacted]

08027712

:ED STATES
:XCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail
Mail Processing
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FEB 28 2008

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCB SECURITIES LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 BILLITER STREET
(No. and Street)

LONDON	ENGLAND	EC3M 2RY
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN SELF 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 POWERS FERRY ROAD, SUITE 350	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB 3/18

OATH OR AFFIRMATION

I, JONATHAN SELF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCB SECURITIES LIMITED, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM C BRAND
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Commision Expires 07/11/2010

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCB SECURITIES LIMITED
Financial Statements
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
SCB Securities Limited

We have audited the accompanying balance sheet of SCB Securities Limited, as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCB Securities Limited, as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SCB SECURITIES LIMITED
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

	2007
Cash and cash equivalents	$ 1,036,329
Accounts receivable	64,249
Prepaid expenses	2,033
Total Assets	$ 1,102,611

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 41,144
Income taxes payable	254,300
Due to related parties	32,390
Total Liabilities	327,834
STOCKHOLDER'S EQUITY	
Ordinary shares, $1.00 par value; 1,000,000 shares authorized; 250,000 shares issued and outstanding	250,000
Retained earnings	524,777
Total Stockholder's Equity	774,777
Total Liabilities and Stockholder's Equity	$ 1,102,611

The accompanying notes are an integral part of these financial statements.

SCB SECURITIES LIMITED
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

	2007
REVENUES	
Agency sales commissions	$ 1,045,192
Interest	22,067
Other	35,000
Total revenues	1,102,259
GENERAL AND ADMINISTRATIVE EXPENSES	
Fees to related parties	417,483
Other operating expenses	157,948
Total expenses	575,431
NET INCOME BEFORE INCOME TAXES	526,828
INCOME TAX EXPENSE	246,339
NET INCOME	$ 280,489

The accompanying notes are an integral part of these financial statements.

SCB SECURITIES LIMITED
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

		2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	280,489
Adjustments to reconcile net income to net cash flows from operations:		
Increase in prepaid expenses		(1,349)
Increase in accounts receivable		(64,249)
Increase in accounts payable		39,144
Increase in income taxes payable		254,300
Increase in due to related parties		23,300
NET CASH PROVIDED BY OPERATING ACTIVITIES		531,635
NET INCREASE IN CASH AND CASH EQUIVALENTS		531,635
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of period		504,694
End of period	$	1,036,329

The accompanying notes are an integral part of these financial statements.

SCB SECURITIES LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Ordinary Shares	Retained Earnings	Total
Balance, December 31, 2006	$ 250,000	$ 244,288	$ 494,288
Net income		280,489	280,489
Balance, December 31, 2007	$ 250,000	$ 524,777	$ 774,777

The accompanying notes are an integral part of these financial statements.

SCB SECURITIES LIMITED
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: SCB Securities Limited (the "Company"), is a UK incorporated company and an agency broker registered with the U. S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority (US) and the Financial Services Authority (UK).

The Company was organized in February 2004 and is a wholly-owned subsidiary of Standard Chartered Bank ("Parent") of the United Kingdom.

The Company provides agency brokerage services for U.S. market issuers in securities transactions structured by its Parent.

Basis of Accounting: The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States. In addition to the audit in accordance with auditing standards generally accepted in the United States, the Company's financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU ("statutory financial statements"), as of December 31, 2007 and for the year then ended have been audited by other auditors in accordance with International Standards on Auditing (UK and Ireland). There is no significant difference between the financial statements statutorily audited under the UK Companies Act of 1985 and the accompanying financial statements presented in accordance with accounting principles generally accepted in the United States. The statutory financial statements together with the auditor's report thereon are filed with the UK Registrar of companies.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

Income Taxes: In 2007, substantially all of the Company's business was sourced in the United States and is subject to U.S. federal and state income taxes. In addition, the Company is included in the consolidated United Kingdom corporation income tax return filed by its Parent. United Kingdom income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from the Parent. Under the terms of tax treaties between the UK and the U.S., the Company receives a credit against U.S. federal income taxes for UK corporation taxes.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Agency Sales Commissions Revenues: Agency sales commission revenues include fees from securities transactions, where some are fee/commissions for primary and private re-sale transactions and some are fees from apportion of syndicate activity. Agency sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B — NET CAPITAL

The Company, as a registered agency broker, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $708,495, which was $686,639 in excess of its required net capital of $21,856 and its ratio of aggregate indebtedness to net capital was .46 to 1.0.

NOTE C – CONCENTRATIONS

Substantially all the agency sales commission revenues were earned from three customers, all of whom were introduced by the Parent.

NOTE D – RELATED PARTIES

The Company has expense sharing agreements with its Parent and a subsidiary of its Parent located in New York. Under the agreements, the Parent and subsidiary provide the Company with office facilities and other general and administrative support in the UK and U.S. in exchange for monthly fees. The monthly fees are based on an allocation of the Parent's and subsidiary's expenses to the Company.

The agreements require monthly payments and total cost under the agreements for the year ended December 31, 2007 was approximately $417,000.

The payable to related parties at December 31, 2007 arises from the expense sharing agreements. All agency sales commissions were earned from sales of securities structured by the Parent and its subsidiaries.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE E – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$246,000
Deferred income tax expense	-
Income tax expense	$246,000

The current income tax expense represents U.S. federal and state income taxes, currently payable, net of foreign tax credits for income taxes paid in the UK.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SCB SECURITIES LIMITED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2007

NET CAPITAL:

Total stockholder's equity	$ 774,777
Less nonallowable assets:	
Prepaid expenses	2,033
Accounts receivable	64,249
	66,282
Net capital before haircuts	708,495
Less haircuts	-
Net capital	708,495
Minimum net capital required	21,856
Excess net capital	$ 686,639
Aggregate indebtedness	$ 327,834
Net capital based on aggregate indebtedness	$ 21,856
Ratio of aggregate indebtedness to net capital	.46 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

Net capital as reported in Part IIA of Form X-17A-5	$ 796,947
Adjustment to income taxes payable	(88,452)
Net capital as computed above	$ 708,495

SCB SECURITIES LIMITED

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
SCB Securities Limited

In planning and performing our audit of the financial statements of SCB Securities Limited, for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by SCB Securities Limited, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 15, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

END